September 25, 2019

Alicia Mondolo
Chief Financial Officer
TENARIS SA
29, Avenue de la Porte-Nueve -3rd Floor
L-2227 Luxembourg

       Re: TENARIS SA
           Form 20-F for the year ended December 31, 2018
           Filed on April 3, 2019
           File No. 001-31518

Dear Ms. Mondolo:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2018

II Accounting Policies
R Revenue Recogntion , page F-20

1. We note your response to our comment number 1 from our letter dated August 27, 2019 and have the following additional comments:
        Confirm that your future filings will include substantially similar information in order to meet the disclosure requirements of paragraphs 119, 123 and 124 of IFRS 15;
        Ensure your expanded disclosures clarifies what you mean by "time elapsed is considered taking into account the number of goods stored, average cost and time of storage" as it relates to your storage services; and Tell us the amount of service revenue recognized in each period presented, and explain
         to us your consideration of IFRS 15.B87-B89 related to disclosure of revenues disaggregated by products and services.
 Alicia Mondolo
TENARIS SA
September 25, 2019
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ameen Hamady at 202-551-3891 or in his absence, Jeanne Baker at 202-551-3691 with any questions.



                                                          Sincerely,
FirstName LastNameAlicia Mondolo
                                                          Division of
Corporation Finance
Comapany NameTENARIS SA
                                                          Office of
Manufacturing and
September 25, 2019 Page 2                                 Construction
FirstName LastName